RICHEMONT

05011367

Via airmail

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED SEP 19 2005 WASH, D.C. 209 SECTION

Geneva, 7 September 2005

SUPPL

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press adverts for the invitation of our Annual General Meeting in French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

J. A. Sanders

Judith Sanders

PROCESSED
SEP 21 2005
THOMSON
FINANCIAL

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dw 9/21

RICHEMONT

CONVOCATION DE L'ASSEMBLÉE GENERALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont SA aura lieu
le jeudi 15 septembre 2005 à 10 heures
au salon St-Gervais, Mandarin Oriental Hotel du Rhône, 1 Quai Turrettini, 1201 Genève.

ORDRE DU JOUR

1. **Rapport d'activité**
   Le Conseil d'administration propose à l'Assemblée Générale, après lecture des rapports des réviseurs, d'approuver les états financiers consolidés du Groupe, les états financiers de la Société ainsi que le rapport du Conseil pour l'exercice clos au 31 mars 2005.
2. **Affectation du bénéfice**
   Le bénéfice à disposition pour l'exercice se terminant au 31 mars 2005 s'élève à SFr 490 971 920. Le Conseil d'administration propose de payer un dividende de € 0.04 par unité Richemont. Ce résultat équivaut à € 0.04 par action au porteur 'A' de la Société et € 0.004 par action nominative 'B' de la Société. Exprimé en euro, le total du dividende à payer s'élève à € 22 968 000. Le montant équivalent en francs suisses sera calculé au taux de change euro/franc suisse en vigueur à la date de l'Assemblée Générale. Après paiement du dividende, le Conseil d'administration propose de reporter le bénéfice restant de la Société au 31 mars 2005 au nouvel exercice.
3. **Décharge aux membres du Conseil d'administration**
   Le Conseil d'administration propose de donner décharge à ses membres pour l'exercice clos au 31 mars 2005.
4. **Nominations au Conseil d'administration**
   Le Conseil d'administration propose de renouveler pour une année les mandats des membres ci-après mentionnés : MM. Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp et Ernst Verloop. Le Conseil d'administration propose de nommer M. Norbert Platt et Mme Martha Wikstrom comme nouveaux membres du Conseil d'administration.
5. **Nomination de l'organe de révision**
   Le Conseil d'administration propose de renouveler pour une année le mandat de PricewaterhouseCoopers comme Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

Les états financiers du Groupe et de la Société ainsi que les rapports des réviseurs et le rapport du Conseil d'administration pour l'exercice clos au 31 mars 2005 pourront être consultés au siège de la Société à compter du 22 août 2005. Une copie du bilan, des rapports des réviseurs ainsi que du rapport du Conseil d'administration, figurant dans le rapport annuel 2005 de Richemont, pourra être envoyée aux actionnaires qui en font la demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote pourront être retirés jusqu'au 9 septembre 2005 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes :

UBS AG — PICTET & CIE
BANK VONTOBEL AG — LOMBARD ODIER DARIER HENTSCH & CIE

Les cartes d'admission ne seront pas fournies par la Société elle-même.

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Chaque actionnaire peut se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas être nécessairement actionnaire de la Société. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la législation suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Georges Fournier de l'Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Genève, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'administration. Les instructions pour les votes par procuration doivent être reçues par la Société ou le représentant indépendant au plus tard le vendredi 9 septembre 2005.

L'Assemblée sera tenue en anglais avec une traduction simultanée en français et en allemand.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le plus rapidement possible, et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale, le nombre et la valeur nominale des actions qu'ils représentent ainsi que le numéro de référence de leurs cartes d'admission. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne ainsi que les gestionnaires de fortune professionnels et les fiduciaires.

Pour le Conseil d'administration:

Johann Rupert
Président et Administrateur

Jean-Paul Aeschimann
Délégué Vice-Président

Genève, le 19 août 2005

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, findet am Donnerstag, 15. September 2005, 10.00 Uhr, im Salon „St-Gervais", Mandarin Oriental Hôtel du Rhône, 1 Quai Turrettini, 1201 Genf statt.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und denBericht des Verwaltungsrates für das am 31. März 2005 zu Ende gegangene Geschäftsjahr zu genehmigen.
2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2005 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf SFr 490 971 920. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.04 pro Richemont Aktie auszuschütten. Dies entspricht € 0.04 pro ‚A' Aktie der Gesellschaft und € 0.004 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 22 968 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.
3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2005 zu Ende gegangene Geschäftsjahr.
4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Ernst Verloop. Zudem wird vorgeschlagen, Herr Norbert Platt und Frau Martha Wikstrom neu in den Verwaltungsrat zu wählen.
5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2005 endenden Geschäftsjahr liegen ab 22. August 2005 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2005 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 9. September 2005 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — LOMBARD ODIER DARIER HENTSCH & CIE

Die Gesellschaft stellt selbst keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 9. September 2005 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jean-Paul Aeschimann
Stellvertretender Vorstandsvorsitzender

Genf, den 19. August 2005

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, findet am Donnerstag, 15. September 2005, 10.00 Uhr, im Salon „St-Gervais", Mandarin Oriental Hôtel du Rhône, 1 Quai Turrettini, 1201 Genf statt.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2005 zu Ende gegangene Geschäftsjahr zu genehmigen.
2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2005 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf SFr 490 971 920. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.04 pro Richemont Aktie auszuschütten. Dies entspricht € 0.04 pro ‚A' Aktie der Gesellschaft und € 0.004 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 22 968 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.
3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2005 zu Ende gegangene Geschäftsjahr.
4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Ernst Verloop. Zudem wird vorgeschlagen, Herr Norbert Platt und Frau Martha Wikstrom neu in den Verwaltungsrat zu wählen.
5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2005 endenden Geschäftsjahr liegen ab 22. August 2005 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2005 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 9. September 2005 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG — PICTET & CIE
BANK VONTOBEL AG — LOMBARD ODIER DARIER HENTSCH & CIE

Die Gesellschaft stellt selbst keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 9. September 2005 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert — Vorstandsvorsitzender
Jean-Paul Aeschimann — Stellvertretender Vorstandsvorsitzender

Genf, den 19. August 2005

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, findet am Donnerstag, 15. September 2005, 10.00 Uhr, im Salon „St-Gervais", Mandarin Oriental Hôtel du Rhône, 1 Quai Turrettini, 1201 Genf statt.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2005 zu Ende gegangene Geschäftsjahr zu genehmigen.
2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2005 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf SFr 490 971 920. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.04 pro Richemont Aktie auszuschütten. Dies entspricht € 0.04 pro ‚A' Aktie der Gesellschaft und € 0.004 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 22 968 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.
3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2005 zu Ende gegangene Geschäftsjahr.
4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Ernst Verloop. Zudem wird vorgeschlagen, Herr Norbert Platt und Frau Martha Wikstrom neu in den Verwaltungsrat zu wählen.
5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2005 endenden Geschäftsjahr liegen ab 22. August 2005 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2005 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 9. September 2005 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG	PICTET & CIE
BANK VONTOBEL AG	LOMBARD ODIER DARIER HENTSCH & CIE

Die Gesellschaft stellt selbst keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 9. September 2005 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jean-Paul Aeschimann
Stellvertretender Vorstandsvorsitzender

Genf, den 19. August 2005

4085985

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA,
findet am Donnerstag, 15. September 2005, 10.00 Uhr,
im Salon «St-Gervais», Mandarin Oriental Hôtel du Rhône, 1 Quai Turrettini, 1201 Genf statt.

TRAKTANDEN

1. **Geschäftsberichte**
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2005 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
Der per 31. März 2005 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf SFr 490 971 920. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.04 pro Richemont Aktie auszuschütten. Dies entspricht € 0.04 pro ‚A' Aktie der Gesellschaft und € 0.004 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 22 968 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.

3. **Entlastung der Mitglieder des Verwaltungsrates**
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2005 zu Ende gegangene Geschäftsjahr.

4. **Wahlen in den Verwaltungsrat**
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Ernst Verloop. Zudem wird vorgeschlagen, Herr Norbert Platt und Frau Martha Wikstrom neu in den Verwaltungsrat zu wählen.

5. **Wahl des Konzernprüfers und der Revisionsstelle**
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2005 endenden Geschäftsjahr liegen ab 22. August 2005 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2005 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 9. September 2005 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG	PICTET & CIE
BANK VONTOBEL AG	LOMBARD ODIER DARIER HENTSCH & CIE

Die Gesellschaft stellt selbst keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 9. September 2005 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jean-Paul Aeschimann
Stellvertretender Vorstandsvorsitzender

Genf, den 19. August 2005

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, findet am Donnerstag, 15. September 2005, 10.00 Uhr, im Salon «St-Gervais», Mandarin Oriental Hôtel du Rhône, 1 Quai Turrettini, 1201 Genf statt.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2005 zu Ende gegangene Geschäftsjahr zu genehmigen.
2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2005 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf SFr 490 971 920. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.04 pro Richemont Aktie auszuschütten. Dies entspricht € 0.04 pro ‚A' Aktie der Gesellschaft und € 0.004 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 22 968 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.
3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2005 zu Ende gegangene Geschäftsjahr.
4. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Ernst Verloop. Zudem wird vorgeschlagen, Herr Norbert Platt und Frau Martha Wikstrom neu in den Verwaltungsrat zu wählen.
5. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2005 endenden Geschäftsjahr liegen ab 22. August 2005 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2005 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 9. September 2005 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG	PICTET & CIE
BANK VONTOBEL AG	LOMBARD ODIER DARIER HENTSCH & CIE

Die Gesellschaft stellt selbst keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 9. September 2005 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jean-Paul Aeschimann
Stellvertretender Vorstandsvorsitzender

Genf, den 19. August 2005

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA,
findet am Donnerstag, 15. September 2005, 10:00 Uhr,
im Salon „St-Gervais", Mandarin Oriental Hôtel du Rhône, 1 Quai Turrettini, 1201 Genf statt.

TRAKTANDEN

1. Geschäftsberichte
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2005 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. Verwendung des Bilanzgewinnes
Der per 31. März 2005 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf SFr 490 971 920. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.04 pro Richemont Aktie auszuschütten. Dies entspricht € 0.04 pro ‚A' Aktie der Gesellschaft und € 0.004 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 22 968 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.

3. Entlastung der Mitglieder des Verwaltungsrates
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2005 zu Ende gegangene Geschäftsjahr.

4. Wahlen in den Verwaltungsrat
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Ernst Verloop. Zudem wird vorgeschlagen, Herr Norbert Platt und Frau Martha Wikstrom neu in den Verwaltungsrat zu wählen.

5. Wahl des Konzernprüfers und der Revisionsstelle
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2005 endenden Geschäftsjahr liegen ab 22. August 2005 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2005 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 9. September 2005 bei allen Niederlassungen der folgenden Banken bezogen werden:

UBS AG	PICTET & CIE
BANK VONTOBEL AG	LOMBARD ODIER DARIER HENTSCH & CIE

Die Gesellschaft stellt selbst keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 9. September 2005 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch und in Deutsch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Vorstandsvorsitzender

Jean-Paul Aeschimann
Stellvertretender Vorstandsvorsitzender

Genf, den 19. August 2005

292250

RICHEMONT

CONVOCATION DE L'ASSEMBLÉE GENERALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont SA aura lieu le jeudi 15 septembre 2005 à 10 heures au salon St-Gervais, Mandarin Oriental Hotel du Rhône, 1 Quai Turrettini, 1201 Genève.

ORDRE DU JOUR

1. Rapport d'activité
Le Conseil d'administration propose à l'Assemblée Générale, après lecture des rapports des réviseurs, d'approuver les états financiers consolidés du Groupe, les états financiers de la Société ainsi que le rapport du Conseil pour l'exercice clos au 31 mars 2005.

2. Affectation du bénéfice
Le bénéfice à disposition pour l'exercice se terminant au 31 mars 2005 s'élève à SFr 490 971 920. Le Conseil d'administration propose de payer un dividende de € 0.04 par unité Richemont. Ce résultat équivaut à € 0.04 par action au porteur 'A' de la Société et € 0.004 par action nominative 'B' de la Société. Exprimé en euro, le total du dividende à payer s'élève à € 22 968 000. Le montant équivalent en francs suisses sera calculé au taux de change euro/franc suisse en vigueur à la date de l'Assemblée Générale. Après paiement du dividende, le Conseil d'administration propose de reporter le bénéfice restant de la Société au 31 mars 2005 au nouvel exercice.

3.Décharge aux membres du Conseil d'administration
Le Conseil d'administration propose de donner décharge à ses membres pour l'exercice clos au 31 mars 2005.

4.Nominations au Conseil d'administration
Le Conseil d'administration propose de renouveler pour une année les mandats des membres ci-après mentionnés : MM. Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp et Ernst Verloop. Le Conseil d'administration propose de nommer M. Norbert Platt et Mme Martha Wikstrom comme nouveaux membres du Conseil d'administration.

5. Nomination de l'organe de révision
Le Conseil d'administration propose de renouveler pour une année le mandat de PricewaterhouseCoopers comme Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

Les états financiers du Groupe et de la Société ainsi que les rapports des réviseurs et le rapport du Conseil d'administration pour l'exercice clos au 31 mars 2005 pourront être consultés au siège de la Société à compter du 22 août 2005. Une copie du bilan, des rapports des réviseurs ainsi que du rapport du Conseil d'administration, figurant dans le rapport annuel 2005 de Richemont, pourra être envoyée aux actionnaires qui en font la demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote pourront être retirés jusqu'au 9 septembre 2005 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes :

UBS AG — PICTET & CIE
BANK VONTOBEL AG — LOMBARD ODIER DARIER HENTSCH & CIE

Les cartes d'admission ne seront pas fournies par la Société elle-même.

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Chaque actionnaire peut se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas être nécessairement actionnaire de la Société. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la législation suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Georges Fournier de l'Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Genève, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'administration. Les instructions pour les votes par procuration doivent être reçues par la Société ou le représentant indépendant au plus tard le vendredi 9 septembre 2005.

L'Assemblée sera tenue en anglais avec une traduction simultanée en français et en allemand.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le plus rapidement possible, et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale, le nombre et la valeur nominale des actions qu'ils représentent ainsi que le numéro de référence de leurs cartes d'admission. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne ainsi que les gestionnaires de fortune professionnels et les fiduciaires.

Pour le Conseil d'administration:

Johann Rupert
Président et Administrateur

Jean-Paul Aeschimann
DéléguéVice-Président

Genève, le 19 août 2005

MEMORIAL
Journal Officiel
du Grand-Duché de
Luxembourg

MEMORIAL
Amtsblatt
des Großherzogtums
Luxemburg

RECUEIL DES SOCIETES ET ASSOCIATIONS

Le présent recueil contient les publications prévues par la loi modifiée du 10 août 1915 concernant les sociétés commerciales et par loi modifiée du 21 avril 1928 sur les associations et les fondations sans but lucratif.

C — N° 811 19 août 2005

SOMMAIRE

MARKET 2000 S.A., Société Anonyme.

Siège social: L-2449 Luxembourg, 8, boulevard Royal.
R. C. Luxembourg B 82.365.

—

Extrait des résolutions prises lors du Conseil d'Administration tenu au siège social le 5 janvier 2005

1. L'assemblée générale accepte la démission de l'administrateur Mlle Sandrine Klusa et nomme en son remplacement Mme Patricia Jupille.

2. L'assemblée générale accepte la démission du commissaire aux comptes QUEEN'S HOLDING LLC et nomme en son remplacement TOWERBEND LIMITED.

Luxembourg, le 29 mars 2005.

Pour MARKET 2000 S.A.
Signature

Enregistré à Luxembourg, le 1er avril 2005, réf. LSO-BD00004. – Reçu 14 euros.

Le Receveur (signé): D. Hartmann.

(028899.3/744/16) Déposé au registre de commerce et des sociétés de Luxembourg, le 8 avril 2005.

COMPAGNIE FINANCIERE DE LA MADELAINE S.A., Société Anonyme Holding.
Siège social: Luxembourg, 23, avenue de la Porte-Neuve.
R. C. Luxembourg B 59.511.

—

Mesdames, Messieurs les actionnaires sont priés d'assister à

l'ASSEMBLEE GENERALE ORDINAIRE

qui se tiendra le lundi *12 septembre 2005* à 14.00 heures au siège social avec pour

Ordre du jour:

– Rapport de gestion du Conseil d'Administration,
– Rapport du commissaire aux comptes,
– Approbation des comptes annuels au 31 mars 2005 et affectation des résultats,
– Quitus à donner aux Administrateurs et au Commissaire aux Comptes,
– Ratification de la nomination d'un membre du Conseil d'Administration,
– Nominations statutaires,
– Fixation des émoluments du Commissaire aux Comptes.

Pour assister ou être représentés à cette assemblée, Mesdames, Messieurs les actionnaires sont priés de déposer leurs titres cinq jours francs avant l'Assemblée au siège social.

I (03344/755/19) *Le Conseil d'Administration.*

ELECTRIS FINANCE S.A., Société Anonyme Holding.
Siège social: L-1145 Luxembourg, 180, rue des Aubépines.
R. C. Luxembourg B 22.197.

—

Les actionnaires sont priés d'assister à

l'ASSEMBLEE GENERALE EXTRAORDINAIRE

qui se tiendra le *8 septembre 2005* à 11.30 heures au siège social à Luxembourg avec l'ordre du jour suivant:

Ordre du jour:

1. Dissolution anticipée de la société;
2. Nomination d'un Liquidateur et fixation de ses pouvoirs.

I (03599/1017/12) *Le Conseil d'administration.*

KOREA INVEST S.A., Société Anonyme.
Registered office: Luxembourg, 23, avenue de la Porte-Neuve.
R. C. Luxembourg B 46.039.

—

The Shareholders are convened to the

ANNUAL GENERAL MEETING

which will be held on Friday *9th of September 2005* at 11.00 a.m. at the registered office with the following agenda

Agenda:

– To receive and adopt the Management Report of the Directors,
– To receive and adopt the Report of the Statutory Auditor for the year ended 31st December 2004,
– To receive and adopt the annual accounts and appropriation of earnings for the year ended 31st December 2004,
– To grant discharge to the Directors and to the Statutory Auditor in respect of the execution of their mandates to 31st December 2004,
– Renewal of the terms of mandates of the Directors and of the Statutory Auditor,
– Decision to pursue the activity of the company,
– To fix the remuneration of the Statutory Auditor.

In order to be admitted to the General Meeting of shareholders are required to deposit their certificates at the registered office five clear days prior to the date set for the Meeting.

I (03688/755/20) *The Board of Directors.*

X **COMPAGNIE FINANCIERE RICHEMONT S.A., Société Anonyme.** X

—

L'ASSEMBLEE GENERALE ORDINAIRE

des actionnaires de la COMPAGNIE FINANCIERE RICHEMONT S.A. aura lieu le jeudi *15 septembre 2005* à 10.00 heures au salon St-Gervais, Mandarin Oriental Hotel du Rhône, 1 Quai Turrettini, 1201 Genève.

Ordre du jour:

1. Rapport d'activité
   Le Conseil d'administration propose à l'Assemblée Générale, après lecture des rapports des réviseurs, d'approuver les états financiers consolidés du Groupe, les états financiers de la Société ainsi que le rapport du Conseil pour l'exercice clos au 31 mars 2005.
2. Affectation du bénéfice
   Le bénéfice à disposition pour l'exercice se terminant au 31 mars 2005 s'élève à SFr 490.971.920. Le Conseil d'administration propose de payer un dividende de u 0.04 par unité Richemont. Ce résultat équivaut à u 0.04 par action au porteur «A» de la Société et u 0.004 par action nominative «B» de la Société. Exprimé en euro, le total du dividende à payer s'élève à u 22 968 000. Le montant équivalent en francs suisses sera calculé au taux de change euro/franc suisse en vigueur à la date de l'Assemblée Générale. Après paiement du dividende, le Conseil d'administration propose de reporter le bénéfice restant de la Société au 31 mars 2005 au nouvel exercice.
3. Décharge aux membres du Conseil d'administration
   Le Conseil d'administration propose de donner décharge à ses membres pour l'exercice clos au 31 mars 2005.
4. *Nominations au Conseil d'administration*
   Le Conseil d'administration propose de renouveler pour une année les mandats des membres ci-après mentionnés: MM. Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Leo Deschuyteneer, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp et Ernst Verloop. Le Conseil d'administration propose de nommer M. Norbert Platt et Mme Martha Wikstrom comme nouveaux membres du Conseil d'administration.
5. Nomination de l'organe de révision
   Le Conseil d'administration propose de renouveler pour une année le mandat de PricewaterhouseCoopers comme Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

Les états financiers du Groupe et de la Société ainsi que les rapports des réviseurs et le rapport du Conseil d'administration pour l'exercice clos au 31 mars 2005 pourront être consultés au siège de la Société à compter du 22 août 2005. Une copie du bilan, des rapports des réviseurs ainsi que du rapport du Conseil d'administration, figurant dans le rapport annuel 2005 de Richemont, pourra être envoyée aux actionnaires qui en font la demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote pourront être retirés jusqu'au 9 septembre 2005 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes:

UBS AG	PICTET & Cie
BANK VONTOBEL AG	LOMBARD ODIER DARIER HENTSCH & Cie

Les cartes d'admission ne seront pas fournies par la Société elle-même.

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Chaque actionnaire peut se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas être nécessairement actionnaire de la Société. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la législation suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Georges Fournier de l'Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Genève, qui agira comme représentant indépendant. Sauf instructions contraires portées sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'administration. Les instructions pour les votes par procuration doivent être reçues par la Société ou le représentant indépendant au plus tard le vendredi 9 septembre 2005.

L'Assemblée sera tenue en anglais avec une traduction simultanée en français et en allemand.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le plus rapidement possible, et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale, le nombre et la valeur nominale des actions qu'ils représentent ainsi que le numéro de référence de leurs cartes d'admission. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne ainsi que les gestionnaires de fortune professionnels et les fiduciaires.

Genève, le 19 août 2005

Pour le Conseil d'administration

J. Rupert / J.-P. Aeschimann

Président et Administrateur / Délégué Vice-Président

(03662/000/61)

Editeur: Service Central de Législation, 43, boulevard F.-D. Roosevelt, L-2450 Luxembourg
Imprimeur: Association momentanée Imprimerie Centrale / Victor Buck

DOCEND

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